FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2004

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated January 22, 2004,

2.

News Release Dated January 23, 2004,

3.

Section 111 Report, Dated January 23, 2004,

4.

News Release Dated January 28, 2004,

5.

Interim Financial Statements, For the Period Ended November 30, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: February 3, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

February 3, 2004

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

January 22, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

PRIVATE PLACEMENT ARRANGED

Oromin Explorations Ltd. (“Oromin”) is pleased to report that it has arranged, subject to regulatory approval, a non-brokered private placement of 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $450,000.  Each unit is comprised of one common share of Oromin and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of Oromin at a price of $0.25 per share until January 22, 2006.  The proceeds of this placement will be used to fund drilling on Oromin’s Santa Rosa Property in Argentina and for working capital.

Oromin also reports that it has granted incentive stock options to purchase up to 884,781 shares of Oromin at a price of $0.25 per share at any time up to and including January 22, 2009.  In conjunction with this grant, Oromin has cancelled 75,000 incentive stock options currently outstanding.  Under the terms of its incentive stock option plan, Oromin has 2,119,530 shares reserved for issuance of which 1,229,749 have already been reserved for issuance.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

January 23, 2004

Trading Symbol: CDNX-OLE

NEWS RELEASE

Chet Idziszek, President of Oromin Explorations Ltd. (“Oromin”) reports that he has acquired 1,000,000 common shares of Oromin pursuant to the exercise of non-transferable share purchase warrants he owned at $0.12 per share.  He was also granted 175,000 stock options exercisable at $0.25 per share until January 22, 2009.

Pursuant to Section 111 of the Securities Act (British Columbia), Chet Idziszek wishes to report that with the acquisition of these 1,000,000 common shares, his ownership in the Company has increased to 30.1%.   Assuming the exercise of all warrants and stock options owned by him, for the purposes of Section 95 of the Securities Act (British Columbia), his holdings represent 36.4% of the issued and outstanding shares in the capital stock of Oromin.

“Chet Idziszek”

_____________________

Chet Idziszek, President

OROMIN EXPLORATIONS LTD.

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

SECURITIES ACT

(BRITISH COLUMBIA)

REPORT UNDER SECTION 111 OF THE SECURITIES ACT (B.C.)

1.

NAME AND ADDRESS OF OFFEROR:

Chet Idziszek

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

Canada  V6E 2E9

2.

THE NUMBER OF SECURITIES OF THE OFFEREE ISSUER THAT WERE ACQUIRED IN THE ACQUISITION THAT GAVE RISE TO THE REQUIREMENT UNDER SECTION 111 OF THE ACT TO FILE THIS REPORT:

Oromin Explorations Ltd. (the “Offeree Issuer”) issued 1,000,000 common shares  to Chet Idziszek  (the “Offeror”) pursuant to the exercise of share purchase warrants convertible at $0.12 per share.  The Offeree Issuer also granted 175,000 stock options to Chet Idziszek at a price of $0.25 per share, exercisable until January 22, 2009.

3.

THE OWNERSHIP OF AND CONTROL AND DIRECTION BY THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR OVER ANY SECURITIES OF THE OFFEREE ISSUER IMMEDIATELY AFTER THE TRANSACTION OR OCCURRENCE GIVING RISE TO THIS REPORT:

As a result of the transaction giving rise to this report, the Offeror presently holds an aggregate of:

1.

 6,388,275 common shares of the Offeree Issuer, of which 50,000 common shares are held in escrow.

2.

1,481,818 non-transferable share purchase warrants which entitle the purchase of an additional 1,481,818 common shares of the Offeree Issuer.

3.

Stock options entitling the purchase of an additional 593,000 common shares of the Offeree Issuer.

Assuming the exercise of the warrants and stock options,  for the purposes of section 95 of the Securities Act (B.C.), the Offeror's holdings represent 36.4% of the issued and outstanding shares in the capital stock of the Offerree Issuer.

4.

THE NAME OF THE MARKET WHEREIN THE TRANSACTION OR OCCURRENCE TOOK PLACE:

Vancouver, British Columbia

5.

THE PURPOSE OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN MAKING THE ACQUISITION DESCRIBED IN ITEM 2 ABOVE, INCLUDING ANY INTENTION OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR TO INCREASE THE BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER:

Mr. Idziszek is the President of the Offeree Issuer and has acquired the shares for investment purposes.  He may from time to time, as circumstances dictate, increase or decrease his position in the Issuer.

6.

WHERE APPLICABLE, DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACTS SET OUT IN A PREVIOUS REPORT UNDER SECTION111 OF THE ACT:

Refer to the Early Warning Report filed June 7, 2002 on SEDAR under Securities Acquisition Filings (Project #00458059).

7.

THE NAMES OF THE PERSONS OR COMPANIES ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN CONNECTION WITH THE SECURITIES OF THE OFFEREE ISSUER:

There are no persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by Items 2, 3, & 4 hereof.

DATED at Vancouver, British Columbia, as of this 23rd day January, 2004.

Signed:  “Chet Idziszek”

Chet Idzizsek

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

January 28, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEW DIRECTOR APPOINTED

Oromin Explorations Ltd. (“Oromin”) is pleased to announce that Nell Dragovan has joined its Board of Directors. Oromin also reports that Jeff Cocks has resigned as a director of the Company.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Oromin Explorations Ltd.	November 30, 2003	2004/01/28
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.oromin.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/01/28
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/01/28

OROMIN EXPLORATIONS LTD.

FINANCIAL STATEMENTS

Nine months ended November 30, 2003

(Unaudited – Prepared by Management)

Oromin Explorations Ltd.

(An exploration stage company)

Balance Sheets as at

(Unaudited – Prepared by Management)

	November 30, 2003	February 28, 2003
ASSETS

Current:
Cash and cash equivalents	$ 210,263	$ 100,851
Accounts receivable	5,333	7,556
Prepaid expenses	4,872	20,300
	220,468	128,707

Capital assets	5,818	7,390
Resource properties	2,248,519	2,146,303
Performance bond – restricted cash	141,406	162,094
	$ 2,616,211	$ 2,444,494

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 314,875	$ 232,127

Shareholders’ Equity:
Capital stock	10,890,280	10,665,871
Options	8,276	8,276
Warrants	3,774	3,774
Deficit	(8,600,994)	(8,465,554)
	2,301,336	2,212,367
	$ 2,616,211	$ 2,444,494

Approved by the Board

Subsequent event (Note 7)

     “Chet Idziszek”

 Director

     “James G. Stewart”

 Director

Oromin Explorations Ltd.

(An exploration stage company)

Statements of Loss and Deficit

For the periods ended November 30

(Unaudited – Prepared by Management)

	Three Months Ended November 30, 2003	Three Months Ended November 30, 2002	Nine Months Ended November 30, 2003	Nine Months Ended November 30, 2002

EXPENSES
Bank charges and interest	$ 40	$ 15	$ 180	$ 136
Depreciation	524	738	1,572	2,213
Filing fees	285	-	6,911	5,725
Office and rent	7,415	16,611	30,163	48,569
Professional fees	-	8,501	19,571	44,280
Shareholder information	-	311	6,344	5,596
Transfer agent’s fees	818	744	6,712	8,520
Travel and public relations	-	5,151	5,758	8,738
Wages	5,011	8,150	14,791	8,150
	14,093	40,221	92,002	131,927

OTHER INCOME (EXPENSE)
Interest earned	989	1,083	3,533	3,750
Foreign exchange (loss) gain	(14,235)	1,143	(46,971)	(8,799)
Gain on sale of marketable securities	-	-	-	6,395
	(13,246)	2,226	(43,438)	1,346

Loss for the period	(27,339)	(37,995)	(135,440)	(130,581)

Deficit - Beginning of period	(8,573,655)	(8,365,014)	(8,465,554)	(8,272,428)

Deficit - End of period	$ (8,600,994)	$ (8,403,009)	$ (8,600,994)	$ (8,403,009)

Net loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Oromin Explorations Ltd.

(An exploration stage company)

Statements of Cash Flows

For the periods ended November 30

(Unaudited – Prepared by Management)

Three Months Ended November 30, 2003		Three Months Ended November 30, 2002	Nine Months Ended November 30, 2003	Nine Months Ended November 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the period	$ (27,339)	$ (37,995)	$ (135,440)	$ (130,581)
Items not affecting cash
Depreciation	524	738	1,572	2,213
Foreign exchange loss	9,570	-	20,688	30,100
Gain on sale of marketable securities	-	-	-	(6,395)
Changes in non-cash working capital items:
Prepaid expenses	-	15,428	15,428	41,143
Accounts receivable	289	(1,070)	2,223	6,379
Accounts payable and accrued liabilities	(26,835)	(46,980)	1,784	(67,669)
	(43,791)	(69,879)	(93,745)	(124,810)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	-	224,409	245,740
Repayment of related party loan	-	-	-	(2,276,680)
	-	-	224,409	(2,030,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	-	-	9,395
Expenditures on resource properties	(247)	(97,144)	(21,252)	(165,881)
	(247)	(97,144)	(21,252)	(156,486)
(Decrease) increase in cash and cash equivalents	(44,038)	(167,023)	109,412	(2,312,236)

Cash and cash equivalents - Beginning of period	254,301	449,043	100,851	2,594,256

Cash and cash equivalents - End of period	$ 210,263	$ 282,020	$ 210,263	$ 282,020

1.

Interim Unaudited Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended February 28, 2003.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

3.

Resource Properties

Argentina
Balance, February 28, 2003	$ 2,146,303
Exploration expenditures:
Consulting	102,216
Balance, November 30, 2003	$ 2,248,519

4.

Capital Stock

Authorized – 100,000,000 common shares without par value

Issued and outstanding

	Number of Shares	Amount
Balance, February 28, 2003	18,149,854	$ 10,665,871
Private placement	2,045,454	224,409
Balance, November 30, 2003	20,195,308	$ 10,890,280

On April 1, 2003, the Company closed a non-brokered private placement of 2,045,454 units at $0.11 per unit to generate proceeds of $224,409 net of issuance costs of $591.  Each unit comprised one common share of the Company and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until August 1, 2005.  The shares issued on this private placement and any shares issued on the exercise of the warrants were subject to a hold period which expired on August 1, 2003.

5.

Related Party Transactions

a)

During the nine months ended November 30, 2003, the Company incurred professional fees of $29,046 (2002 – $50,046) with companies related by directors in common.

b)

The Company had an arrangement whereby it rented office space from Companies with common directors.  The Company paid $15,429 in rental payments under this arrangement which expired May 31, 2003.

c)

As at November 30, 2003, accounts payable includes $220,276 due to related parties.

6.

Segmented Information

The Company considers its business to consist of one reportable business segment being the exploration of oil and gas properties.  As at November 30, 2003, all capital assets were held in Canada and resource properties in Argentina.

7.

Subsequent Event

Subsequent to November 30, 2003, the Company received $120,000 and issued 1,000,000 common shares pursuant to the exercise of warrants.

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at November 30, 2003

 (Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1.

(a) Breakdown of Deferred Costs:

      See Note 3 incorporated into Schedule A – Notes to Financial Statements

(b) Breakdown of Professional Fees:

Audit & accounting	$ 9,893
Legal – General & Corporate	3,252
Legal – BVI subsidiaries	6,426
$ 19,571

(c) Breakdown of Office and Rent:

Office	$ 196
Rent	30,486
Subscriptions & Dues	(519)
$ 30,163

(d) Breakdown of Travel and Public Relations:

Expenses	$ 568
Internet	2,220
Travel	2,970
$ 5,758

2.

Expenditures made to non-arm's length parties:

See Note 5 incorporated into Schedule A – Notes to Financial Statements.

Oromin Explorations Ltd.

As at November 30, 2003

 (Unaudited, prepared by Management)

3.

(a)

Securities issued during the period:

See Note 4 incorporated into Schedule A – Notes to Financial Statements.

(b)

Options granted during the period:

No options were granted during the nine months ended November 30, 2003.

4.

(a)

Authorized and issued share capital at November 30, 2003:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V	100,000,000	20,195,308	$10,890,280

(b)

Summary of options and warrants outstanding at November 30, 2003:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	145,000	$0.20	June 1, 2004
Options	483,000	$0.20	September 28, 2005
Options	270,000	$0.20	July 4, 2006
Options	165,000	$0.24	May 12, 2005
Options	191,749	$0.34	February 8, 2006
Warrants	2,500,000	$0.12	June 3, 2004
Warrants	2,045,454	$0.18	April 1, 2005

(c)

Shares in escrow or subject of pooling restrictions as at November 30, 2003:

Number of Shares

Escrow

          74,998

Oromin Explorations Ltd.

As at November 30, 2003

 (Unaudited, prepared by Management)

5.

List of Directors and Officers as at January 28, 2004:

Name	Position
Derek Bartlett	Director
Jeffery Cocks	Director
Norman Haimila	Director
Chet Idziszek	Director and President
James G. Stewart	Director and Secretary
Douglas Turnbull	Director

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2003

The Company carries out exploration and development of natural resource properties with the objective of locating and developing resources which can be commercially exploited.  During the three month period ended November 30, 2003, the Company has been working to obtain financing to begin exploration of the Santa Rosa Property in the Province of Mendoza, Republic of Argentina.

OPERATIONS AND FINANCIAL CONDITION

At November 30, 2003, the Company had total assets of $2,616,211 as compared with $2,444,494 at February 28, 2003. This increase is primarily attributable to the sale of share capital.  The Company’s working capital deficiency at November 30, 2003 decreased to $94,407 from a working capital deficiency of $103,420 at February 28, 2003 as a result of the sale of share capital by the Company.  The Company’s largest cash outflow in the three and nine month periods ended November 30, 2003 were as a result of general and administrative expenses of $14,093 and $92,002, respectively.  During the three and nine month periods ended November 30, 2002, the Company’s largest cash outflow resulted from investments in resource properties of $97,144 and $165,881, respectively.

During the three and nine month periods ended November 30, 2003, the Company recorded interest income of $989 and $3,533, respectively, and a foreign exchange loss of $14,235 and $46,971, respectively.  During the three and nine month periods ended November 30, 2002, the Company recorded interest income of $1,083 and $3,750, respectively and a foreign exchange gain of $1,143 and a foreign exchange loss of $8,799, respectively.  During the nine month period ended November 30, 2002, the Company also recorded a gain on the sale of marketable securities of $6,395.

Expenses for the three month period ended November 30, 2003 were $14,093, down from $40,221 for the three month period ended November 30, 2002 due principally to decreased professional fees and wages as a result of reduced exploration activity and decreased office costs and rent as a result of a reduction in office space.  Professional fees and wages for the three month period ended November 30, 2003 decreased to nil and $5,011, respectively, from $8,501 and $8,150, respectively, for the three month period ended November 30, 2002. Office costs and rent for the three month period ended November 30, 2003 decreased to $7,415 from $16,611 for the three month period ended November 30, 2002.  During the three month period ended November 30, 2003, the Company paid a total of $8,486 to parties not at arm’s length to the Company.  These payments were comprised of professional fees paid to companies related by directors in common.  The net loss for the three month period ended November 30, 2003 was $27,339 or $0.00 per share as compared with a net loss for the three month period ended November 30, 2002 of $37,995 or $0.00 per share.

Expenses for the nine month period ended November 30, 2003 were $92,002, down from $131,927 for the nine month period ended November 30, 2002 due principally to decreased professional fees as a result of reduced exploration activity and decreased office costs and rent as a result of a reduction in office space.  Professional fees for the nine month period ended November 30, 2003 decreased to $19,571 from $44,280 for the nine month period ended November 30, 2002.  Office costs and rent for the nine month period ended November 30, 2003 decreased to $30,163 from $48,569 for the nine month period ended November 30, 2002.  During the nine month period ended November 30, 2003, the Company paid or accrued a total of $44,475 to parties not at arm’s length to the Company.  These payments or accruals were comprised of professional fees of $29,046 paid to companies related by directors in common and office rent costs incurred with companies with directors in common totalling $15,429 pursuant to cost sharing arrangements with such companies.  The net loss for the nine month period ended November 30, 2003 was $135,440 or $0.01 per share as compared with a net loss for the nine month period ended November 30, 2002 of $130,581 or $0.01 per share.

CAPITAL STOCK

During the three month period ended November 30, 2003, the Company did not issue any securities. During the nine month period ended November 30, 2003, the Company carried out a private placement of 2,045,454 units at $0.11 per unit to generate proceeds of $224,409, each unit comprised of one common share and one non-transferable share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until April 1, 2005.

During the three month period ended November 30, 2002, the Company did not issue any securities.  During the nine month period ended November 30, 2002, the Company issued 2,500,000 units at $0.10 per unit to generate proceeds of $250,000, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and thereafter at a price of $0.12 until June 3, 2004.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.  Based on its existing working capital, the Company requires additional financing for its currently held property during the upcoming fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company’s exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 28, 2004.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia has yet to receive any funds pursuant to this transaction.

Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Santa Rosa Property.

SUBSEQUENT EVENT

Subsequent to the end of the three and nine month periods ended November 30, 2003, the Company issued 1,000,000 common shares pursuant to the exercise of warrants to generate net proceeds of $120,000.